Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 205-A-I dated March 3, 2011	Term Sheet to Product Supplement no. 205-A-I Registration Statement No. 333-155535 Dated March 3, 2011; Rule 433

Structured Investments	BRL Brazilian Real-Denominated Knock-Out Notes Linked to the BOVESPA Index, Payable in U.S. Dollars, due March 8, 2012

General

  The notes are designed for investors who seek exposure to any moderate appreciation of the BOVESPA Index and who do not expect the Brazilian Real to depreciate relative to the U.S. dollar over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as (1) any appreciation of the BOVESPA Index above 21% and (2) if a Knock-Out Event occurs, any return above a fixed return of 5%, while seeking full repayment of principal at maturity in BRL terms. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The notes are denominated in Brazilian reais ("BRL"), but the issue price will be paid in and the payment at maturity will be made in U.S. dollars ("USD") based on the BRL amount of such payment converted at the BRL/USD exchange rate at the pricing date and the Observation Date, respectively.  Due to this mandatory conversion into U.S. dollars, your investment in the notes and the payment at maturity in USD terms are subject at all times to the BRL/USD exchange rate risk.  If the BRL has strengthened relative to the USD over the term of the notes, the payment at maturity you receive in USD will increase.  However, if the BRL has weakened relative to the USD over the term of the notes, the payment at maturity you receive in USD will decrease.  As a result of this currency exchange risk, you could lose some or all of your initial investment in USD terms.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 8, 2012.*
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  Minimum denominations of BRL10,000 and integral multiples of BRL1,000 in excess thereof.
  The notes are expected to price on or about March 4, 2011 and are expected to settle on or about March 9, 2011.

Key Terms

Index:	The BOVESPA Index (“BOVESPA”) (the “Index”).
Denomination Currency:	Brazilian reais (“BRL”)
Payment Currency:	U.S. dollars (“USD”)
Principal Amount:	BRL 1,000
Exchange Rate:

The “Exchange Rate” on any currency business day will be the BRL/USD exchange rate, as determined by the calculation agent, expressed as the amount of BRL per one USD, as reported by Reuters Group PLC (“Reuters”) on Reuters page “PTAX” at approximately 6:00 p.m., Sao Paulo Time, on such day.

Payment at Maturity:

At maturity, you will receive a cash payment, converted into U.S. dollars based on the Exchange Rate as of the final Index Valuation Date, for each note, equal to the Principal Amount plus the Additional Amount, which may be zero.

Your payment at maturity in U.S. dollar terms is subject to currency exchange risk. Accordingly, you could lose some or all of your initial investment.

Additional Amount:	The Additional Amount per note paid at maturity will equal, subject to conversion into USD:
(1) If a Knock-Out Event has not occurred, the Principal Amount × the Index Return × the Participation Rate; provided that the Additional Amount will not be less than zero; or
(2) If a Knock-Out Event has occurred, the Principal Amount × the Knock-Out Rate. Under these circumstances, the Additional Amount (in BRL terms) you receive at maturity will be equal to BRL50 per note.
Accordingly, because the Knock-Out Level is 121% of the Initial Index Level and the Participation Rate is 100%, the maximum Additional Amount (in BRL terms) is BRL210 per note.
Participation Rate:	100%
Knock-Out Event:

If the Index closing level is greater than the Knock-Out Level on any day during the period from but excluding the pricing date to and including the Observation Date, a Knock-Out Event will have occurred.

Knock-Out Level:	121% of the Initial Index Level.
Knock-Out Rate:	5%, which results in an Additional Amount (in BRL terms) equal to BRL50 if a Knock-Out Event occurs.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date*:	March 5, 2012
Maturity Date*:	March 8, 2012
CUSIP:	48125XGV2
Other Key Terms:	See “Additional Key Terms” on page TS-1 of this term sheet.
*

Subject to postponement in the event of a market disruption event, a currency disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Conversion into U.S. Dollars” in the accompanying product supplement no. 205-A-I.

Investing in the Brazilian Real-Denominated Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 205-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)(2)	Fees and Commissions (3)	Proceeds to Us

Per note	BRL	BRL	BRL

Total	BRL	BRL	BRL

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-19 of the accompanying product supplement no. 205-A-I.

(2)	Investors must pay the purchase price per note in USD by converting the price to public per note into USD using the Exchange Rate on the pricing date.
(3)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

March 3, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 205-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 205-A-I dated March 3, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 205-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 205-A-I dated March 3, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001513/e42467_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

  CURRENCY BUSINESS DAY — A “currency business day,” with respect to BRL, means a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for BRL (São Paulo, Brazil) and (b) banking institutions in The City of New York and such principal financial center for BRL are not otherwise authorized or required by law, regulation or executive order to close.

The BRL/USD Exchange Rate

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Exchange Rate is expressed as the amount of BRL per one USD. As a result, a decrease in the Exchange Rate means that the BRL has appreciated/strengthened relative to the USD. This means that it takes fewer BRL to purchase one USD on the Observation Date than it did on the pricing date. Viewed another way, one BRL can purchase more USD on the Observation Date than it could on the pricing date. A hypothetical Exchange Rate of 1.20 reflects a strengthening of the BRL relative to the USD, as compared to a hypothetical Exchange Rate of 1.60 on the pricing date.

Conversely, an increase in the Exchange Rate means that the BRL has depreciated/weakened relative to the USD. This means that it takes more BRL to purchase one USD on the Observation Date than it did on the pricing date. Viewed another way, one BRL can purchase fewer USD on the Observation Date than it could on the pricing date. A hypothetical Exchange Rate of 2.00 reflects a strengthening of the BRL relative to the USD, as compared to a hypothetical Exchange Rate of 1.60 on the pricing date.

Actual exchange rates on the pricing date and Observation Date will vary from those used in the examples above.

JPMorgan Structured Investments — Brazilian Real-Denominated Knock-Out Notes Linked to the BOVESPA Index, Payable in U.S. Dollars	TS-1

Hypothetical Payment at Maturity (in BRL Terms) for Each Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) in BRL terms for a note for a hypothetical range of performance for the Index Return from -80% to +80%. The following table and examples assume an Initial Index Level of 67000 and Knock-Out Level of 81070 (which is equal to 121% of the hypothetical Initial Index Level), and reflect the Participation Rate of 100% and the Knock-Out Rate of 5%. The actual payment at maturity of your notes will be converted into USD based on the Exchange Rate on the Observation Date. See “Hypothetical Examples of the Conversion of the Payment at Maturity into U.S. Dollars” below to see how such conversion and changes in the Exchange Rate can affect the payment at maturity in USD terms. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Return in BRL Terms if Knock-Out Event Does Not Occur (1)	Note Total Return in BRL Terms if Knock- Out Event Occurs (2)

120600.00	80.00%	N/A	5.00%
113900.00	70.00%	N/A	5.00%
107200.00	60.00%	N/A	5.00%
100500.00	50.00%	N/A	5.00%
93800.00	40.00%	N/A	5.00%
87100.00	30.00%	N/A	5.00%
81076.70	21.01%	N/A	5.00%
81070.00	21.00%	21.00%	5.00%
80400.00	20.00%	20.00%	5.00%
73700.00	10.00%	10.00%	5.00%
70350.00	5.00%	5.00%	5.00%
67000.00	0.00%	0.00%	5.00%
63650.00	-5.00%	0.00%	5.00%
60300.00	-10.00%	0.00%	5.00%
53600.00	-20.00%	0.00%	5.00%
46900.00	-30.00%	0.00%	5.00%
40200.00	-40.00%	0.00%	5.00%
33500.00	-50.00%	0.00%	5.00%
26800.00	-60.00%	0.00%	5.00%
20100.00	-70.00%	0.00%	5.00%
13400.00	-80.00%	0.00%	5.00%

(1)	The Index closing level is less than or equal to 81070 on each day from but excluding the pricing date to and including the Observation Date.
(2)	The Index closing level is greater than 81070 on at least one day from but excluding the pricing date to and including the Observation Date.

Hypothetical Examples of Amounts Payable at Maturity (in BRL Terms)

The following examples illustrate how the total returns in BRL terms set forth in the table on the previous page are calculated.

Example 1: The Index closing level increases from the Initial Index Level of 67000 to an Ending Index Level of 73700 and the Index closing level did not exceed the Knock-Out Level of 81070 on any day from but excluding the pricing date to and including the Observation Date. Because (i) the Ending Index Level of 73700 is greater than the Initial Index Level of 67000 and (ii) a Knock-Out Event has not occurred, the Additional Amount is equal to BRL100 and the payment at maturity is equal to BRL1,100 per note in BRL terms, calculated as follows:

BRL1,000 + (BRL1,000 × [(73700-67000)/67000] × 100%) = BRL1,100

Example 2: The Index closing level declines from the Initial Index Level of 67000 to an Ending Index Level of 53600, and the Index closing level did not exceed the Knock-Out Level of 81070 on any day from but excluding the pricing date to and including the Observation Date. Because (i) the Ending Index Level of 53600 is less than the Initial Index Level of 67000 and (ii) a Knock-Out Event has not occurred, the payment at maturity per note in BRL terms is the Principal Amount of BRL1,000.

Example 3: The Index closing level increases from the Initial Index Level of 67000 to an Ending Index Level of 93800 and the Index closing level did not exceed the Knock-Out Level of 81070 on any day until the Observation Date. Because the Ending Index Level of 93800 is greater than the Knock-Out Level of 81070, a Knock-Out Event has occurred. Accordingly, the Additional Amount is equal to BRL50 and the payment at maturity per note is equal to BRL1,050 in BRL terms, calculated as follows:

BRL1,000 + (BRL1,000 × 5%) = BRL1,050

Example 4: The Index closing level increases from the Initial Index Level of 67000 to an Ending Index Level of 73700 and the Index closing level exceeded the Knock-Out Level of 81070 on at least one day during the period from but excluding the pricing date to and including the Observation Date. Even though the Ending Index Level of 73700 is greater than the Initial Index Level of 67000 by 10%, because a Knock-Out Event has occurred, the Additional Amount is equal to BRL50 and the payment at maturity per note is equal to BRL1,050 in BRL terms, calculated as follows:

BRL1,000 + (BRL1,000 × 5%) = BRL1,050

Example 5: The Index closing level declines from the Initial Index Level of 67000 to an Ending Index Level of 60300, and the Index closing level exceeded the Knock-Out Level of 81070 on at least one day during the period from but excluding the pricing date to and including the Observation Date. Even though the Ending Index Level of 60300 is less than the Initial Index Level of 67000, because a Knock-Out Event has occurred, the Additional Amount is equal to BRL50 and the payment at maturity per note is equal to BRL1,050 in BRL terms, calculated as follows:

BRL1,000 + (BRL1,000 × 5%) = BRL1,050

JPMorgan Structured Investments — Brazilian Real-Denominated Knock-Out Notes Linked to the BOVESPA Index, Payable in U.S. Dollars	TS-2

Hypothetical Examples of the Conversion of the Payment at Maturity into U.S. Dollars

The following examples illustrate how the payment at maturity will be converted into U.S. dollars in different hypothetical scenarios.  The examples below assume that the Exchange Rate on the pricing date is 1.60, and therefore your initial investment in a note in USD terms is equal to US$625 (BRL1,000/1.60).  The hypothetical payment at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity.  The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: A Knock-Out Event has not occurred, the Index Return is not more than 0% and the Exchange Rate on the Observation Date is 1.80. Therefore, the payment at maturity per note in BRL terms is BRL1,000.

The payment at maturity in USD terms = BRL1,000/1.80 = US$555.56

In this example, even though a Knock-Out Event has not occurred and the Index Return is not more than 0%, you lose a portion of your initial investment in USD terms (a loss of $69.44 per note, or a total return in USD terms of -11.11%) because the BRL has weakened against the USD.

Example 2: A Knock-Out Event has not occurred, the Index Return is not more than 0% and the Exchange Rate on the Observation Date is 1.50. Therefore, the payment at maturity per note in BRL terms is BRL1,000.

The payment at maturity in USD terms = BRL1,000/1.50 = US$666.67

In this example, even though a Knock-Out Event has not occurred and the Index Return is not more than 0%, you received a payment at maturity that is greater than your initial investment in USD terms (a gain of $41.67 per note, or a total return in USD terms of 6.67%) because the BRL has strengthened against the USD.

Example 3: A Knock-Out Event has not occurred, the Index Return is 10% and the Exchange Rate on the Observation Date is 1.80. Therefore, the payment at maturity per note in BRL terms is BRL1,100.

The payment at maturity in USD terms = BRL1,100/1.80 = US$611.11

In this example, even though a Knock-Out Event has not occurred and the Index Return is 10%,  you lose a portion of your initial investment in USD terms (a loss of $13.89 per note, or a total return in USD terms of -2.22%) because the BRL has weakened against the USD.

Example 4: A Knock-Out Event has not occurred, the Index Return is 10% and the Exchange Rate on the Observation Date is 1.70. Therefore, the payment at maturity per note in BRL terms is BRL1,100.

The payment at maturity in USD terms = BRL1,100/1.70 = US$647.06

In this example, even though a Knock-Out Event has not occurred and the Index Return is 10%,  the total return on your initial investment in USD terms is less than 10% (a gain of $22.06 per note, or a total return in USD terms of 3.53%) because the BRL has weakened against the USD.

Example 5: A Knock-Out Event has not occurred, the Index Return is 10% and the Exchange Rate on the Observation Date is 1.50. Therefore, the payment at maturity per note in BRL terms is BRL1,100.

The payment at maturity in USD terms = BRL1,100/1.50 = US$733.33

In this example, even though a Knock-Out Event has not occurred and the Index Return is 10%, the total return on your initial investment in USD terms is greater than 10% (a gain of $108.33 per note, or a total return in USD terms of 17.33%) because the BRL has strengthened against the USD.

Example 6: A Knock-Out Event has occurred, and the Exchange Rate on the Observation Date is 1.90. Therefore, the payment at maturity per note in BRL terms is BRL1,050, regardless of the Index Return.

The payment at maturity in USD terms = BRL1,050/1.90 = US$552.63

In this example, even though the Knock-Out Rate is 5%, you lose a portion of your initial investment in USD terms (a loss of $72.37 per note, or a total return in USD terms of -11.58%) because the BRL has weakened against the USD.

Example 7: A Knock-Out Event has occurred, and the Exchange Rate on the Observation Date is 1.40. Therefore, the payment at maturity per note in BRL terms is BRL1,050, regardless of the Index Return.

The payment at maturity in USD terms = BRL1,050/1.40 = US$750.00

In this example, even though the Knock-Out Rate is 5%, the total return on your initial investment in USD terms is greater than 5% (a gain of $125 per note, or a total return in USD terms of 20%) because the BRL has strengthened against the USD.

JPMorgan Structured Investments — Brazilian Real-Denominated Knock-Out Notes Linked to the BOVESPA Index, Payable in U.S. Dollars	TS-3

Selected Purchase Considerations

  POTENTIAL PRESERVATION OF YOUR CAPITAL AT MATURITY IN BRL TERMS — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least the Principal Amount per note in BRL terms if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — If a Knock-Out Event does not occur, at maturity, for each note, you will receive a payment equal to BRL1,000 × the Index Return × the Participation Rate, provided that this payment (the Additional Amount) will not be less than zero, subject to conversion into USD. If a Knock-Out Event occurs, at maturity, in addition to the Principal Amount, for each note, you will receive a payment equal to BRL50, subject to conversion into USD. Accordingly, because the Knock-Out Level is 121% of the Initial Index Level and the Participation Rate is 100%, the maximum Additional Amount in BRL terms is BRL210 per BRL1,000 principal amount note.
  FOREIGN CURRENCY EXPOSURE — The notes are denominated in BRL, but the issue price will be paid in and the payment at maturity will be made in USD based on the BRL amount of such payment converted at the BRL/USD exchange rate at the pricing date and the Observation Date, respectively.  Due to this mandatory conversion into U.S. dollars, your investment in the notes and the payment at maturity in USD terms are subject at all times to the BRL/USD exchange rate risk.  If the BRL has strengthened relative to the USD over the term of the notes, the payment at maturity you receive in USD will increase.  However, if the BRL has weakened relative to the USD over the term of the notes, the payment at maturity you receive in USD will decrease.  As a result of this currency exchange risk, you could lose some or all of your initial investment in USD terms.
  RETURN LINKED TO THE BOVESPA INDEX — The return on the notes is linked to the BOVESPA Index. The BOVESPA Index is the main indicator of the average performance of the Brazilian stock market. For additional information about the Index, see the information set forth under “The BOVESPA Index” in the accompanying product supplement no. 205-A-I.
  TAXED AS SHORT-TERM DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 205-A-I.  Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as “short-term” debt instruments.  No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes.  As a result, certain aspects of the tax treatment of an investment in the notes are uncertain.  Purchasers who are not initial purchasers of the notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 205-A-I dated March 3, 2011.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs and, if a Knock-Out Event does not occur, whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES IN BRL TERMS AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE AND A KNOCK-OUT EVENT DOES NOT OCCUR.
  THE PAYMENT AT MATURITY IS EXPOSED TO CURRENCY EXCHANGE RISK WITH RESPECT TO BRL RELATIVE TO USD — The notes are denominated in BRL, but the issue price must be paid and the payment at maturity will be made in U.S. dollars ("USD") based on the BRL amount of such payment converted at the BRL/USD exchange rate at the pricing date and the Observation Date, respectively.  Due to this mandatory conversion into U.S. dollars, your investment in the notes and the payment at maturity in USD terms are subject at all times to the BRL/USD exchange rate risk.  If the BRL has weakened relative to the USD over the term of the notes, the payment at maturity you receive in USD will decrease.  As a result of this currency exchange risk, you could lose some or all of your initial investment in USD terms.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments — Brazilian Real-Denominated Knock-Out Notes Linked to the BOVESPA Index, Payable in U.S. Dollars	TS-4

  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT IN BRL TERMS — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the equity securities underlying the Index or contracts related to the Index. If the Ending Index Level does not exceed the Initial Index Level and a Knock-Out Event does not occur, the Additional Amount will be zero and you will receive only the Principal Amount of your notes in BRL terms back at maturity. This will be true even if the value of the Index was greater than the Initial Index Level at some time during the term of the notes but falls below the Initial Index Level on the Observation Date.
  THE “KNOCK-OUT” FEATURE WILL LIMIT YOUR RETURN ON THE NOTES — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index may be limited to the Knock-Out Rate of 5%. If a Knock-Out Event occurs, the Additional Amount per note in BRL terms will equal BRL1,000 × the Knock-Out Rate of 5%, or BRL50, and will not be determined by reference to the Index Return, even though the Index Return may reflect significantly greater appreciation in the Index than 5%.
  THE MAXIMUM RETURN ON AN INVESTMENT IN THE NOTES IN BRL TERMS IS 21% AT MATURITY — If a Knock-Out Event does not occur, for each note, you will receive at maturity BRL1,000 plus an Additional Amount in BRL terms that will not exceed 21% of the principal amount, or BRL210, regardless of the appreciation in the Index, which may be significant. Therefore, your upside appreciation is limited.
  YOUR RETURN ON THE NOTES IN BRL TERMS MAY BE LESS THAN THE KNOCK-OUT RATE — If a Knock-Out Event does not occur, the Additional Amount in BRL terms will be equal to BRL1,000 × Index Return × Participation Rate, provided that the Additional Amount will not be less than zero, and will not be determined by reference to the Knock-Out Rate. Under these circumstances, because the Participation Rate is 100%, if the Index Return is less than 5%, your return on the notes in BRL terms will be less than if a Knock-Out Event occurs.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE — The likelihood of the Index closing above the Knock-Out Level during the period from but excluding the pricing date to and including the Observation Date, and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Recently the Index has experienced significant volatility.
  NON-U.S. SECURITIES RISK — The equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.
  EMERGING MARKETS RISK — The equity securities underlying the Index have been issued by non-U.S. companies located in Brazil, which is an emerging markets country.  Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.  Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.  Any of the foregoing could adversely affect the market value of the equity securities underlying the Index and the notes.
  CURRENCY DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Exchange Rate on the Observation Date and your payment at maturity in USD terms. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “General Terms of Notes — Currency Disruption Events” in the accompanying product supplement no. 205-A-I for further information on what constitutes a currency disruption event.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the BRL and the USD is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Brazil, the United States, and economic and political developments in other relevant countries.
  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in Brazil and the United States and between each country and its major trading partners; and
    the extent of governmental surplus or deficit in Brazil and the United States.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Brazil, the United States and those of other countries important to international trade and finance.

JPMorgan Structured Investments — Brazilian Real-Denominated Knock-Out Notes Linked to the BOVESPA Index, Payable in U.S. Dollars	TS-5

  GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those in Brazil and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
  BECAUSE THE BRL IS AN EMERGING MARKETS CURRENCY, THE NOTES ARE SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are denominated in BRL, which is an emerging markets currency but the payment at maturity is converted and made in USD only. There is an increased risk of significant adverse fluctuations in the performance of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes.
  The exchange rate between BRL and USD is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in Brazil or elsewhere, and by macroeconomic factors and speculative actions. The exchange rate is freely negotiated, but may be influenced from time to time by intervention by the Central Bank of Brazil. From 1995 to 1999, the Central Bank of Brazil allowed the gradual devaluation of the BRL relative to the USD. In 1999, the BRL suffered a currency crisis with significant devaluation. Subsequently, the Central Bank of Brazil allowed the exchange rate to float freely, although subject to frequent intervention by the Central Bank of Brazil to manipulate the exchange rate of the BRL for USD. Since then the exchange rate has fluctuated considerably. In addition, under certain conditions the government has the ability to restrict the conversion of the real into foreign currencies. Factors that might affect the likelihood of the government’s imposing these or other exchange control restrictions include the extent of Brazil’s foreign currency reserves, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund, and political constraints to which Brazil may be subject.
  EVEN THOUGH THE BRAZILIAN REAL AND U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the BRL and USD dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
  CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of a crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of BRL relative to USD. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and the return on the investment in the notes in USD terms at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether a Knock-Out Event occurs;
    the actual and expected volatility of the Index;
    the exchange rate between BRL and USD;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Brazilian Real-Denominated Knock-Out Notes Linked to the BOVESPA Index, Payable in U.S. Dollars	TS-6

Historical Information

The following graph sets forth the historical performance of the BOVESPA Index based on the weekly historical Index closing level from January 6, 2006 through February 25, 2011. The Index closing level on March 2, 2011 was 67281.50. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The graph below shows the historical weekly performance of BRL expressed in terms of the conventional market quotation (which is the amount of BRL that can be exchanged for one USD), as shown on Bloomberg Financial Markets from January 6, 2006 through February 28, 2011. The exchange rate of BRL relative to USD on March 2, 2011, as shown on Bloomberg Financial Markets, was 1.6576.

The Exchange Rate, at approximately 6:00 p.m., Sao Paulo Time, on March 1, 2011, was 1.6610, calculated in the manner set forth under “Key Terms — Exchange Rate” on the front cover of this term sheet.

We obtained the Index closing levels and exchange rates needed to construct the graphs from Bloomberg Financial Markets, and we obtained the exchange rates used to calculate the Exchange Rate from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of the Index and the Exchange Rate should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index or the Exchange Rate on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Index and the Exchange Rate will result in the return of any of your initial investment.

JPMorgan Structured Investments — Brazilian Real-Denominated Knock-Out Notes Linked to the BOVESPA Index, Payable in U.S. Dollars	TS-7

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed BRL10.00 per note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-36 of the accompanying product supplement no. 205-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed BRL10.00 per note.

JPMorgan Structured Investments — Brazilian Real-Denominated Knock-Out Notes Linked to the BOVESPA Index, Payable in U.S. Dollars	TS-8